                                                                    EXHIBIT 99.3

                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION

                                OPINION NO. 97-20

CASE 96-E-0900 -  In the Matter of Orange and Rockland Utilities, Inc.'s Plans
                  for Electric Rate/Restructuring Pursuant to Opinion No. 96-12.

                 OPINION AND ORDER ADOPTING TERMS OF SETTLEMENT

Issued and Effective:  December 31, 1997

APPEARANCES

INTRODUCTION                                                  1

PROCEDURAL HISTORY                                            2

SETTLEMENT                                                    5

PUBLIC INPUT                                                  6

STANDARD TO TEST A PROPOSED SETTLEMENT                        7

PRINCIPAL ISSUES                                              8

  Corporate Structure                                         8

  Discussion                                                 11

  Strandable Costs and the CTC                               12

  Discussion                                                 15

OTHER ISSUES                                                 16

  Transition Rate Design                                     16

  Discussion                                                 17

  Return on Equity and Revenue Sharing                       18

  Discussion                                                 19

  Systems Benefit Charge                                     19

  Discussion                                                 20

  Revenue Allocation                                         21

  Discussion                                                 21

  Retail Wheeling to Residential Customers                   22

  Discussion                                                 23

  Price Cap Plus Regulation                                  23

  Sources of Funds for Rate Decrease                         24

  Deferrals                                                  25

  Consumer Outreach and Education                            25

MISCELLANEOUS                                                26

FINDINGS UNDER THE STATE ENVIRONMENTAL

 QUALITY REVIEW ACT                                          28

DISCUSSION AND RECOMMENDATION                                30

ORDER                                                        31

APPENDIX

FOR DEPARTMENT OF PUBLIC SERVICE STAFF:

         Robert Garlin & Saul Rigberg, Staff Counsel, Three Empire State Plaza, Albany, New York 12223.

FOR ORANGE & ROCKLAND UTILITIES, INC.:

         G. D. Caliendo, Senior Vice-President and General Counsel (by John L. Carley, Senior Attorney).

         Nixon, Hargrave, Devans & Doyle (by Andrew Gansberg, Esq.), One Key Corp Plaza, Albany, New York 12207.
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FOR NEW YORK STATE ELECTRIC & GAS CORPORATION:

         Huber, Lawrence & Abell (by William D. Booth, Attorney), 605 Third Avenue, New York, New York 10158.

FOR CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.:

         James F. Gallagher, Attorney, 4 Irving Place, Room 1815-5, New York, New York 10003.

FOR INDUSTRIAL ENERGY USERS ASSOCIATION:

         Birbrower, Montalbano, Condon & Frank, P.C. (by Thomas A. Condon, Attorney), 67 North Main Street, New City, New York 10956.

FOR NEW YORK STATE POWER AUTHORITY:

         Eric J. Schmaler, Attorney, 1633 Broadway, New York, New York 10019.

FOR NEW YORK STATE DEPARTMENT OF ECONOMIC DEVELOPMENT:

         Gloria Kavanah, Assistant Counsel, One Commerce Plaza, Albany, New York 12245.

FOR NEW YORK STATE CONSUMER PROTECTION BOARD:

         Timothy S. Carey, Executive Director, Ann Kutter, Deputy Director (by James F. Warden, Jr., Intervenor Attorney), 5 Empire State Plaza, Albany, New York 12210.

FOR PUBLIC INTEREST INTERVENORS:

         Melanie Pien, Counsel, Mollie Lampi, Attorney-at-Law, 122 Swan Street, Albany, New York 12210.

FOR PUBLIC UTILITY LAW PROJECT OF NEW YORK, INC.:

         Ben Wiles, Esq., 90 State Street, Albany, New York 12207.

FOR INDEPENDENT POWER PRODUCERS OF NEW YORK, INC., AND ENRON CAPITAL & TRADE
 RESOURCES:

         Read & Laniado (by Craig M. Indyke, Esq., Sam Laniado, Esq.), 25 Eagle Street, Albany, New York 12207.

FOR WHEELED ELECTRIC POWER COMPANY:

         Joel Blau, Esq., 32 Windsor Court, Delmar, New York 12054.

FOR NEW ENERGY VENTURES, INC., AND ENTEK POWER SERVICES, INC:

         Cohen, Dax & Koenig, P.C. (by Jeffrey C. Cohen and Richard B. Miller), 90 State Street, Albany, New York 12207.

FOR THE DEPARTMENT OF LAW:

         Dennis Vacco, Attorney General (by Richard W. Golden, Assistant Attorney General), 120 Broadway, New York, New York 10271.

FOR THE RETAIL COUNCIL OF NEW YORK:
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         Cohen, Dax and Koenig, P.C. (by Paul C. Rapp), 90 State Street, Albany,
         New York 12207.

FOR THE NATIONAL ASSOCIATION OF ENERGY COMPANIES AND JOINT
SUPPORTERS:

         Ruben S. Brown, M.A.L.D., 201 West 70th, Suite 41E, New York, New York 10023.

                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION

COMMISSIONERS:

  John F. O'Mara, Chairman
  Maureen O. Helmer
  Thomas J. Dunleavy

CASE 96-E-0900 -In the Matter of Orange and Rockland Utilities,
                Inc.'s Plans for Electric Rate/Restructuring
                Pursuant to Opinion No. 96-12.

                                OPINION NO. 97-20

                 OPINION AND ORDER ADOPTING TERMS OF SETTLEMENT

                    (Issued and Effective December 31, 1997)

BY THE COMMISSION:

                                  INTRODUCTION

          On November 26, 1997, we issued an abbreviated order adopting the terms of a revised Settlement Agreement (Settlement) filed November 6, 1997, by nine parties to this proceeding. We found that the Settlement, which addresses the electric rates/corporate restructuring of Orange and Rockland Utilities, Inc. (O&R or the company) offers a sound regulatory framework and will produce significant customer benefits. In addition to accomplishing the divestiture of generation, the Settlement will produce an average electricity price of 6 kWh for large industrial customers, with rates for all other customers reduced in the first rate year 1.09% and another 1% effective one year later. These reductions are in addition to average rate reductions of 4% over the past two years. Further, the latter group of customers may receive additional rate reductions in the event O&R realizes a significant gain when it divests its electric generating facilities. In our November 6 order we committed to issue a more comprehensive opinion and order describing the bases for our decision and containing the final Environmental Assessment Form (EAF). This document satisfies our commitment and its issuance begins the period for filing petitions for rehearing or court review.

                               PROCEDURAL HISTORY

          This proceeding's complete procedural history is presented in Judge Boschwitz' recommended decision issued July 2, 1997. In brief, in response to our expectations set forth in Cases 94-E-0952 et al., the terms of a proposed electric rate/restructuring plan (Plan) were filed by O&R, Staff, and several other sponsors on March 25, 1997. Thereafter, following educational forums, public statement hearings, and evidentiary hearings (on May 19, 20, and 22, 1997), and the submission of pre- and post-hearing briefs, and replies, Judge Boschwitz recommended that the Plan be returned to the parties for modification.

          In his recommended decision, Judge Boschwitz commented favorably on the fact that, among other things, the Plan would:

          (1) Reduce the average "opportunity" price for 26 large industrial customers from 6.82/kWh to 6.0/kWh;

          (2) Reduce rates for all other customers by 1.09% in the first year and by 2.1% cumulatively for the following three years;

          (3) Establish Standards of Competitive Conduct and Guidelines to preclude inter-corporate abuses; and

          (4)       Institute full retail access by May 1999;

          However, he found that a number of provisions were unfavorable to ratepayers and potential competitors of O&R, and he concluded that the unfavorable aspects of the Plan outweighed the favorable ones. Among the aspects of the Plan the Judge questioned are the following:

          (1)       O&R was not required to divest its unregulated operations;

          (2) The revenue sharing trigger was increased from 10.9% to 11.5%, despite the favorable offsetting operation of the competitive transition charge (CTC);

          (3) The operation of the CTC tended to be anti-competitive and, moreover, lacked sufficient incentive to promote a greater emphasis on strandable cost mitigation; and

          (4) The CTC provided for the recovery of non-variable O&M expenses, which should have been recovered in sales.

          Judge Boschwitz concluded in summary that,

         the proponents' assertion that the . . . [Plan] complies with the dictates of the Commission, as set forth in Opinion No. 96-12, falls far short of the mark. In that Opinion, the Commission articulated unequivocally its expectation that the electric utility industry would produce more innovative rate designs, improve productivity, increase revenues and mitigate stranded costs, thereby resulting in lower electric rates and increased economic development and growth. After reciting these objectives, the Commission stated '[T]he utility filings we are directing are expected to reflect these trends.' But the [Plan] aside from meeting the mandate of unbundled rates, does not reflect an innovative rate design, nor is it likely to achieve more than token mitigation of stranded costs, to the extent they exist, since this result appears to be largely dependent on O&R earning a return on its common equity in excess of 11.5%."

He thus recommended that the parties modify the Plan.
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          Exceptions to the recommended decision were filed on July 24, 1997, by
Staff, O&R, DED, IEUA, Independent Power Producers of New York, Inc. and ENRON Capital and Trade Resources, jointly (IPPNY/ENRON), 15 groups denominated as Public Interest Intervenors (PII), the Consumer Protection Board (CPB), the New York Power Authority (NYPA), Wheeled Electric Power Company (WEPCO), Public Utility Law Project of New York, Inc. (PULP), the Retail Council of New York (Retail Council), and New York State Electric & Gas Corporation (NYSEG). Replies to exceptions were filed on August 18, 1997 by Staff, O&R, IPPNY/ENRON, PII,
CPB, WEPCO, and PULP.

          At our session of September 10, 1997, we reviewed the record, the recommended decision and the exceptions thereto. We concluded that O&R's generation assets should be auctioned as soon as possible, that incentives should be developed to encourage that outcome, that the allocation of risks between ratepayers and shareholders was skewed in favor of shareholders during the term of the Plan, and that the term of the CTC should be shortened from four years. Accordingly, we returned the Plan to the parties for restructuring and modification. They, in turn, responded by filing a revised Settlement on November 6, 1997.

          Comments supporting the Settlement were filed on November 14, 1997 by O&R, Staff, DED and IPPNY/ENRON. Comments in opposition were filed by CPB, DOL, PULP, and Retail Council. At our session on November 25, 1997, we approved the Settlement. However, based on comments received at a public statement hearing held in New City on November 19, 1997, (see below), we offered O&R the opportunity to elect an alternative resolution to one aspect of the Settlement.

          After describing the salient aspects of the Settlement, we shall address the issues as developed by Judge Boschwitz with emphasis on the Settlement and the comments thereon.

                                   SETTLEMENT

          The Settlement spans four years starting on the effective date of the proposed rates. It provides large industrial customers the opportunity to realize an average electric price of 6/kWh. The rates for all other customers will be reduced in the first year by 1.09% and by another 1.0% one year later. In the event O&R realizes a gain on the projected divestiture of its generation assets, the customers' share of the gain will accrue first to the latter group of "all other customers," up to the equivalent of a 5.0% rate reduction.

          The Settlement provides that within one month after its approval, O&R will file proposed unbundled electric rates. On May 1, 1998, the opportunity to choose alternative electric energy suppliers will be offered to all customers and full retail access to a competitive energy and capacity market will become available on May 1, 1999. The Settlement further provides that "[u]ntil the wholesale energy market becomes effective and/or full retail access is implemented, energy costs will continue to be charged through the existing FAC and the fixed cost of O&R's generation and purchased power will continue to be recovered through the base rates approved as part of the [Settlement]. When wholesale competition is implemented, the FAC will reflect energy purchases at market price made by the regulated delivery function on behalf of its customers."

          It is intended that O&R continue as the provider of last resort; however, the parties have agreed to study whether transferral of this obligation to the market is in the public interest and will present their recommendations to us by May 1, 1999. With respect to metering, O&R will submit a proposal to us by March 1, 1999 providing for competitive metering services. Competitors will also be permitted to provide billing services.

          A Low-Income Customer Assistance Program costing about $400,000 will be conducted for a four-year period for approximately 400 customers in the City of Port Jervis. The
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Program will address energy efficiency, payment patterns, and/or arrears forgiveness. Energy efficiency measures, including refrigerator replacement, will be the first priority of this program.

          Finally, the Settlement provides for recovery by O&R of prudent and verifiable costs, subject to certain restrictions, totalling $7.5 million for retraining, outplacement, severance, early retirement, and employee retention programs for employees, other than officers, affected by the divestiture proposal.

          Other significant contested aspects of the Settlement are addressed below.

                                  PUBLIC INPUT

          Public input on the Plan was provided through informal comments at six educational forums held prior to public statement hearings, at those hearings, and through letters, telephone calls to the Commission's opinion lines, and comments on the Commission's home page on the World Wide Web.

          The following views were prevalent: emission profiles of the power producers should be made public; the sources of the power should be identified in order for consumers to make informed choices; rate reductions for residential, small commercial businesses, and industry should be equitable; restructuring should focus on bills that customers receive instead of their rates; some regulatory oversight of marketers should remain; and the proposed low-income program addresses insufficiently the needs of low-income citizens.

          In response to anticipated interest in the Settlement filed November 6, 1997, a further public statement hearing was conducted, as noted, in New City on November 19, 1997, at which about 100 persons were in attendance. The speakers contended that O&R should not retain a share of a potential tax refund, that the rate allocation plan remained unfair, that divestiture should not be required, but that if it were, O&R should not be precluded from participating in any auction of its generating assets. We address those points relating to this proceeding in detail below.

                     STANDARD TO TEST A PROPOSED SETTLEMENT

          The recommended decision addressed arguments that the absence of a full litigation record precluded evaluation of the Plan. Judge Boschwitz concluded that while the absence of a full litigation record complicated that evaluation, the nature of the issues here and the fact that many issues were resolved by the parties permitted an evaluation on the merits.

          NYSEG excepts, arguing that the wrong test was used to evaluate the reasonableness of the Plan, because O&R did not file a rate/restructuring proposal voluntarily, and did so only to comply with the requirements of Opinion No. 96-12. Thus, NYSEG contends that the Plan should have been evaluated in the context of that opinion and should take into account other rate/restructuring proposals, including NYSEG's.

          Our Settlement Guidelines establish the following standards, which we have followed herein, for assessing a proposed settlement in light of our obligation to set just and reasonable rates and a utility's burden, under the Public Service Law, of showing the reasonableness of a rate change it is proposing:

          a. A desirable settlement should strive for a balance among (1) protection of the ratepayers, (2) fairness to investors, and
                    (3) the long term viability of the utility; should be consistent with sound environmental, social, and economic policies of the Agency and the State; and should produce results that were within the range of reasonable results that would likely have arisen from a Commission decision in a litigated proceeding.

          b. In judging a settlement, the Commission shall give weight to the fact that a settlement reflects agreement by normally adversarial parties.

Those guidelines will serve as the basis of our decision and, accordingly, NYSEG's exception is denied.

                                PRINCIPAL ISSUES

Corporate Structure

          The corporate structure contemplated in the Plan would have resulted in three or more structurally separate units, i.e., a generating company (GENCO), a regulated transmission and distribution (T&D) company, and one or more energy service companies (ESCOs). O&R's interest in its generating facilities, exclusive of its hydro and gas turbine facilities, would be transferred to a separate affiliate (the GENCO), if it was willing to pay full market price.

          The T&D company would provide basic energy services, although other companies, including O&R's ESCO(s), could provide metering and billing services to T&D customers. The GENCO would be precluded, except in special circumstances, from entering into bilateral contracts with the T&D company. Finally, O&R's ESCO(s) would be authorized to operate in the T&D's franchise territory and to trade on O&R's name and reputation, without payment of a royalty, as long as there was adherence to specified standards of conduct.

          The recommended decision criticized the corporate structure, but did not recommend divestiture of O&R's generation assets because the company cannot exercise horizontal market power and because, as O&R argued, the corporate structure was integral to the Plan. In addition, the recommended decision did not advocate divestiture of O&R's ESCO, nor would the recommended decision have limited the ESCO's operation, as WEPCO proposed, until competitor ESCOs had gained a significant foothold in O&R's service territory. However, in view of these facts, and the fact that O&R's ESCO intended to trade on the company's name and reputation, the recommended decision proposed the imposition of a royalty of at least $2 million annually, which would continue until at least 20% of the customers in O&R's service territory were served by competitor ESCOs.

          Staff, O&R, and WEPCO excepted. WEPCO acknowledged that a royalty would compensate ratepayers for the proposed corporate structure, but argued that it would be insufficient to assure the development of robust competition. Moreover, WEPCO maintained that a royalty would be inadequate to offset "the unique advantage that the affiliated ESCO would enjoy in the local market." At a minimum, WEPCO contended, in addition to a royalty, the ESCO(s) should be precluded from using the company's name in marketing endeavors, and also should be precluded from marketing in O&R's service territory until at least 20% of the company's customers were served by competitor ESCOs.

          Staff replied that consideration of a royalty should be deferred until the company applied for authorization to restructure itself. Similarly, O&R would defer consideration of a royalty until after the ESCO(s) actually traded on O&R's name and began transacting business.

          As noted, at our September 10, 1997, session we did not endorse the corporate structure advocated in the Plan. Consequently, in lieu of structural separation, O&R has acceded in the Settlement to commencement immediately of full divestiture by auction of all of its electric generating assets, including its hydro-electric facilities and gas turbines. The company agreed to submit its divestiture plan to Staff and the other parties in this proceeding for comment within three months of our approval of the Settlement. The divestiture proposal was to, and did, identify how the generating assets will be packaged for sale; what restrictions, if any, will be placed on the capacity that any one bidder may purchase; the procedures to be followed in the sale of the generating assets, including minimum bids; and key dates and milestones to achieve the scheduled divestiture.

          If a winning bidder is selected prior to May 1, 1999, any gain shall be allocated between shareholders and customers on a 25%/75% basis, and any loss on a 5%/95% basis. If a winning bidder is selected thereafter, gains and losses shall be allocated between shareholders and customers on a 20%/80% basis. The gain, if any, allocable to shareholders will be capped at $20 million. Further, neither the company nor any of its affiliates are to participate in the auction. Finally, the company will not be allowed to own generation in its service territory or adjoining ones for ten years.

          CPB endorses the proposed corporate structure, but objects to the incentive scheme associated with the divestiture of generation assets, contending that it favors the company at ratepayers' expense. In addition, in an effort to achieve symmetry, CPB proposes that potential ratepayer losses associated with divestiture be capped at $10 million.

          With regard to the T&D company and the ESCO(s), the terms and conditions of their operation are not changed from the Plan. However, the Settlement provides that to the extent a royalty may be warranted, it is subsumed in the rate levels provided for.

          At the public statement hearing held November 19, 1997, there were objections to a provision of the Settlement that would preclude O&R from bidding in the auction. The speakers focused primarily on the impact divestiture would have on O&R's employees, though concern was also expressed about the impact divestiture would have on the tax base of municipalities in which generation facilities are located.

Discussion

          In Opinion No. 97-16 we stated that "[D]ivestiture of generation is essential in the movement to competition, in order to avoid undue concentration of market power and the use of monopoly power on the distribution side. Divestiture of assets through an auction has the potential to result in a dynamic and aggressive generation market, and also has the advantage of establishing a clear market value for generating assets."

          As we indicated in Opinion No. 96-12, divestiture of generation and energy services is a clear way to allay concerns about vertical market power and avoid anti-competitive behavior (such as cross-subsidies among affiliates in both competitive and monopoly environments, and favored treatment of affiliates). Also, divestiture may foster creation of a larger number of competing generating companies and ESCOs, which can result in a dynamic and aggressive market. Thus, O&R's agreement to divestiture in the Settlement furthers our policies.

          The proposed mechanism for sharing gains and losses is intended to provide an incentive for O&R to divest its generating assets prior to the time full retail access is available in its service territory. That policy goal warrants a slightly disproportionate allocation of incentives between ratepayers and shareholders, since it encourages O&R to divest its generation assets prior to May 1, 1999, and thereby helps avoid the institution of the CTC. As for capping ratepayer losses, these are considered unlikely, and it is undesirable to potentially upset the Settlement by modifying this feature.

          With regard to the provision prohibiting O&R's participation in the auction, we stated in our November 26, 1997 order that since O&R does not possess horizontal market power, and the public interest may be enhanced by giving O&R an option to bid in the auction of its generating assets, O&R could elect to do so, subject to conditions. By letter dated December 10, 1997, O&R advised that it would not participate in the auction.

          Regarding a royalty, we are satisfied that the concessions made by O&R in the Settlement adequately compensate ratepayers for the fact that no explicit provision has been made for a royalty, but are subsumed in the rate and restructuring proposal, and contrary to Judge Boschwitz' recommendation, no additional, explicit royalty will be required. However, we agree with Judge Boschwitz that, with the safeguards provided by the Settlement, it is unnecessary to limit the operation of O&R's ESCO(s) until competitor ESCOs have secured a significant market share. By not fettering O&R with specific market share thresholds, there is a greater likelihood that competitor ESCOs will not delay their entry and will offer increased advantages to consumers in order to secure a foothold in the company's service territory. Were O&R to be restrained in the initial stages of competitive electric markets, we fear that some of the advantages associated with deregulation would not be realized.

Strandable Costs and the CTC

          The Plan provided O&R, during the transition period, an opportunity to recover its above-market generation costs through a wires charge (the CTC), to be effective May 1, 1999 and to operate for four years. Also, O&R was to be afforded an opportunity to recover its strandable assets including (1) assets established in accordance with prior Commission orders, policies or practices (regulatory assets), (2) net NUG purchased power costs (which are minimal and will be reconciled and passed through annually until they expire in 2008), (3) other depreciable assets related to metering and billing, and (4) above-market generation costs.

          The above-market generation costs, which comprised the vast majority of the projected strandable assets, were defined as the difference between the embedded fixed costs of generation, and the revenues net of fuel and variable O&M expenses, derived from the operation of O&R's fossil fuel (Bowline and Lovett) plants. Any difference, within a band of + 10% around O&R's generation costs (which costs are to be determined in the forthcoming unbundling proceeding, based on a 1996 cost of service study), was to be reflected in the CTC and was to be borne, or avoided, solely by ratepayers. Any additional difference was to be shared by O&R and all of its customers on a 10%/90% basis, with the customer share being incorporated into the CTC.

          These above-market costs, which are now recovered in base rates, were to be recovered beginning with the onset of full retail access and included "fixed" production costs plus allocable administrative and general costs. Increases in these costs over 1996 actual levels would not be recovered via the CTC, nor would increased costs associated with capital additions or changes in the cost of capital applicable to production costs.

          Upon expiration of the CTC, the fossil fuel-fired generation assets were to be subject to a one-time valuation pursuant to a procedure to be established by Staff and O&R, or, if they were unable to agree on a procedure, by us. Net gains, or losses, resulting from the valuation of these assets would be shared by shareholders and ratepayers on a 20%/80% basis.

          The recommended decision agreed conceptually with O&R's recovery of its strandable costs at the expiration of the four-year transition period. In addition, the recommended decision agreed that the final determination of the amount of such strandable costs should occur near the end of the transition period, as prescribed by the Plan. Those recommendations presumed that O&R over time would be able to sell increasing amounts of energy from both its Lovett and Bowline plants and, therefore, would likely have "positive" strandable costs.

          On the other hand, the recommended decision was highly critical of the CTC, which was found to be (1) anti-competitive, because it provided for the recovery of non-variable going forward costs during the transition, and (2) adverse to ratepayers, since its operation would tend to deprive them of the benefits of competition by offsetting, in part, the rate reductions promised by the Plan. Nevertheless, because relevant accounting standards require firms in competitive environments to "write down" non-productive assets, the recommended decision made provision for accrual of the CTC on O&R's books, with deferral of its recovery until the end of the transition period, to permit O&R to set off any accruals against a possible gain on the disposition of generation assets.

          Staff, O&R, and CPB excepted. CPB advocated an immediate appraisal of O&R's strandable costs, which it believes is in the range of $260-$384 million, and an immediate write-off of $124 million of such costs, thereby achieving a 5% rate reduction.

          O&R and Staff contended that the CTC is a reasonable and measured approach to assure substantial recovery of costs that were not avoidable during the transition to competition and could not be recouped in the marketplace. O&R also argued that a period of cost recovery was necessary to permit O&R's generation plants to become more competitive.

          At our September 10, 1997 session, we concluded that the term of the CTC should be shortened and its sharing mechanism should be made more equitable. As revised, in the November 6 Settlement, the CTC will again become operative May 1, 1999, but only in the event O&R is unable, prior thereto, to auction its generating assets, or if O&R is delayed in transferring title. However, there is no provision for a null band, and 25% of fixed production labor expenses and property taxes would be at risk in the competitive market. If title does not transfer by May 1, 2000, 35% of those costs would be exposed to the market for recovery. If title does not pass by October 31, 2000, the CTC would expire, and O&R would be required to obtain our approval to continue a version of it until the generating assets were transferred.

          CPB concedes that the Settlement substantially minimizes the impact of the CTC. However, CPB argues that a CTC should be implemented only if there is a 6% overall rate reduction. Otherwise, asserts CPB, there should be no provision for the recovery of stranded costs.

Discussion

          In Opinion No. 96-12 we stated that we were prepared to permit recovery of strandable costs but expected a balancing of ratepayer and shareholder interests. We also indicated that, in addition to achieving rate reductions, a key goal was the development of a robust competitive market. And divestiture was strongly encouraged. The Settlement accomplishes these objectives and the company's commitment to divest its generation assets will mitigate stranded costs, if any. The company's commitment to divestiture is supported by the relatively limited term of the CTC, the elimination of the null band, and the provision for certain "going forward" costs to be at risk in the event the CTC becomes operative. This aspect of the Settlement is reasonable and will serve to encourage early divestiture.

          Additionally, we anticipate the CTC as revised will generate less revenue than under the Plan, even if the CTC operates for the maximum 18-month period. This outcome is likely to result in a savings to ratepayers, particularly if, as we expect, they are able to purchase energy more cheaply than otherwise, and represents the equivalent of a rate reduction, which could easily approximate or exceed that which CPB seeks. Accordingly, we are satisfied that the CTC mechanism and the overall rate reduction are reasonable and in the public interest.

                                  OTHER ISSUES

Transition Rate Design

          The Settlement, like the Plan, contemplates minimal rate design changes pending the resolution of the unbundling phase of this proceeding. Specifically, O&R will phase out its mandatory time-of-use (TOU) residential rates for existing customers and will no longer add mandatory TOU residential customers. However, O&R will continue the TOU rate for those customers who elect to be served under it voluntarily. Also, O&R will eliminate the mandatory nature of its peak activated rate (PAR) for SC-9 and large industrial customers, prospectively offering the PAR on an optional basis.

          The recommended decision supported a transition rate design proposed by IPPNY/ENRON that would approximately halve the unit cost of electricity for residential customers, while concurrently increasing the customer charge. The recommended decision would base the new rate design on 12 months of consumption thereby increasing bills, by comparison to prior periods, in off-peak months and decreasing bills, on average, in the on-peak months.

          This transition rate design was endorsed because the Judge thought it would promote consumption and reduce strandable costs, and because it would generate additional annual revenues, some of which could be returned to ratepayers.

          O&R, Staff, CPB, and PII excepted to the recommended rate design change. Staff and O&R objected because they feared there would be customer confusion and other adverse reactions. While Staff acknowledged the correctness of the economic theory underlying the recommended rate design, it questioned whether significant additional revenues would be generated. Staff concluded that while the proposed rate design may be meritorious, its timing was inappropriate.

          O&R suggested we should defer the rate design issue to the unbundling phase of the proceeding. Together with CPB, it viewed the administrative burden of implementing the rate design as substantial. However, like Staff, O&R acknowledged the merit of the rate design stating "in theory, for certain customers, the transitional rate design should lead to higher sales levels which should have a positive effect on stranded cost and may well increase customer benefits under the sharing mechanism."

          In addition to its concerns about the administrative feasibility of the recommended rate design, CPB stated that for minimum use and near minimum use customers, it would violate the Commission's expressed desire to reduce rates for all customers. But CPB conceded that "to the extent such promotional rates are desired by consumers, the market will probably provide them in short order."

          PII argued on exceptions that the recommended transitional rate design sacrificed the environment for the economy and that its adoption was contrary to Public Service Law 5(2), which, it stated, compelled the preservation of environmental values and the conservation of natural resources.

Discussion

          We are satisfied that pending the outcome of the unbundling phase, dramatic rate design changes of the type proposed by IPPNY/ENRON are unwarranted. After we have had an opportunity to examine O&R's current cost of service study, and analyze the potential cost and environmental impacts of such a shift, we will be better able to determine whether such rate design changes should be instituted by O&R in advance of the onset of full retail access and unbundling, or whether it is better left to the market to implement comparable rate designs once full retail access is implemented.

Return on Equity and Revenue Sharing

          The Plan is predicated on a 10.4% equity return, but increases the revenue sharing trigger from 10.9% to 11.5%.

          The recommended decision found that (1) O&R's cost of equity had not changed since the last rate decision for the company, and (2) that O&R largely would be made whole whether or not it suffered a revenue shortfall due to reduced sales, because the CTC would operate to offset the shortfall. Also, the recommended decision concluded that the T&D company would face less risk than utilities operating in a competitive environment. Thus, Judge Boschwitz recommended the 10.9% revenue sharing trigger be maintained.

          O&R, Staff, and CPB excepted. O&R argued that it would be at risk for inflationary increases in wages, property taxes and other expenses over the four year term of the Plan. O&R also suggested that T&D companies its size would face a greater level of risk in a deregulated environment. Staff contended that the recommended decision underestimated the risks of T&D operations because the company agreed "to lock in 1996 costs for such items as property taxes, labor, cost of money, capital additions and operating expenses."

          CPB maintained that the cost of equity had declined to 10.2% and that a revenue decrease of $4.14 million was warranted to reflect the difference between that return and the reported earned return on equity of 11.35% for the 12 months ended June 30, 1997.

          At our session of September 10, we expressed reservations about the level of the revenue sharing trigger, but indicated it might be acceptable if other aspects of the Plan were modified.

          The Settlement sets the sharing trigger at 11.4%, 0.1% below the Plan's threshold. O&R states that in view of the increased risks it has assumed, no reduction is warranted; however, it goes on to explain that it agreed to this modest reduction in "the interest of achieving consensus." CPB comments that this modest reduction is inadequate. It continues to press for a 10.2% equity return sharing trigger, arguing that beyond the justification previously offered for its proposed adjustment, bond yields have declined about 55 basis points since late summer and that equity costs, to the extent they tend to track bond yields, are lower too.

Discussion

          Overall, the Settlement is significantly improved when compared to the Plan and is likely to produce greater ratepayer benefits. In these circumstances, we conclude that the revised sharing trigger need not be amended further.

Systems Benefit Charge

          The recommended decision suggested the System Benefits Charge (SBC) revenues should amount to $3.0 million annually, rather than the $4.2 million allowed by the Commission in O&R's last electric rate case (Case 95-E-0491), or the $4.5 million advocated by PII. However, the recommended decision stated that O&R should be required to demonstrate that certain demand side management (DSM) programs being eliminated were not cost effective.

          CPB, PII, and O&R excepted. CPB contended that the funding level should approximate 1995 actual expenditures of $7.5 million and O&R should absorb any cost increases. According to CPB, the rate case allowance of $4.2 million should not be considered a base, because it was the result of a settlement and because the emphasis in the prior rate case was on lowering rates instead of fostering competition.

          PII argued that a further reduction in the SBC fund would result eventually in rate increases by reducing "the variety, flexibility, quality and quantity of SBC funded programs thus reducing consumers' choices to lower their bills . . . ." Moreover, argued PII, the rate effect of a reduction in the annual SBC allowance, from $4.2 million to $3.0 million, was insignificant compared to the long-term benefits of a vigorous SBC program.

Discussion

          In Opinion No. 96-12, we expressed our interest that an SBC be inaugurated during the transition to retail competition and that the level of SBC funding equal approximately the level of current utility expenditures. We subsequently established a general funding guideline of one mill per kWh in other utility-specific proceedings.

          The recommended decision, based on O&R's brief, erroneously quantified the Plan's SBC allowance at $3.0 million. The correct level is $3.3 million, which equates to about one mill per kWh. As O&R has demonstrated to our satisfaction that $1.0 million in DSM programs can properly be eliminated because these programs are not cost effective, and as the SBC allowance in the Settlement appears to be consistent with Opinion No. 96-12 and our current guidelines, the exceptions are denied.

Revenue Allocation

          The recommended decision endorsed in concept a revenue allocation which favored certain large users. However, the recommended decision expressed concern that the revenue allocation was founded solely on a comparison of O&R's rates with national averages, and did not also compare the proposed rates to O&R's cost of service. Accordingly, the Judge recommended that O&R be required to file earlier than planned, and in advance of this decision, a new embedded cost of service study.

          O&R and CPB excepted. The company argued that it was unfair to other signatories for us to defer acting upon the Plan until we had examined the new cost of service study. The company noted that previous cost of service studies demonstrated that the customers receiving disproportionate rate decreases in recent years consistently have subsidized residential customers. Finally, O&R argued "[I]t makes sense to provide such benefits to those customers to whom the economic attractiveness of continuing operations in O&R's service territory will most likely be subject to continuing challenge." CPB, on the other hand, advocated an across-the-board revenue decrease, which it continues to foster, in concert with its 6% rate reduction.

Discussion

          Based on O&R's most recent cost of service study, the projected rate of return for large users, even after considering the decrease, suggests that the Settlement's allocation of the revenue decrease is reasonable with reference to cost of service, especially considering our traditional + 15% tolerance range. Moreover, the fact that industrial class rates are not competitive with national averages further supports the Settlement's allocation. Were we to endorse an across-the-board revenue decrease, it would generate a rate reduction of only about 3% for all customers. In view of the fact that O&R's rates for residential service have been reduced, on average, about 4% in the last several years, we conclude that public policy is better served by the revised revenue allocation, which is intended to stimulate economic growth in O&R's service territory. It is important to note that the disparity in the respective rate reductions may become minimal if O&R realizes appreciable gains in the contemplated auction of its generation assets.

Retail Wheeling to Residential Customers

          The recommended decision disagreed with PULP's argument that we lack statutory authority to mandate retail wheeling of electricity to residential customers. The recommended decision concluded that the Legislature has favored the expansion of retail wheeling and that legislative intent was controlling in this matter. Furthermore, the recommended decision concluded PULP should have established that legislative policy disfavored such expansion and that it had failed to do so.

          PULP denied that it bore the burden of proof and contended the burden was on the proponents of the Plan to establish the statutory authority for retail wheeling. PULP also denied that legislative intent is controlling, asserting a determination of legislative intent is necessary only if it is established that the relevant statute is ambiguous. PULP went on to assert this is not the case here. PULP also contended there would have to be a demonstration that the legislature favored the introduction of retail wheeling by "administrative fiat" alone. Finally, PULP argued that while retail wheeling is authorized by statute for the natural gas industry, this fact does not lead inevitably to the conclusion that the statute intended that retail wheeling be authorized for the electric industry. And, PULP maintained that many statutory differences (not enumerated) exist between the two industries.

Discussion

          PULP's argument is a generic one raised in this and other electric rate/restructuring proceedings, and our resolution of it in the Consolidated Edison proceeding is adopted here and requires no further elaboration.

Price Cap Plus Regulation

          The recommended decision rejected PII's proposal to institute "price cap plus regulation" (a methodology intended to force consideration of alternatives to plant growth) of the T&D company. The recommended decision noted that PII had not established affirmatively that price cap plus regulation was necessary, because PII had not investigated O&R's transmission and distribution systems to determine whether there was sub-optimal use of those systems. The subject proposal was also found to be flawed technically. The recommended decision also rejected PII's alternate to price cap plus regulation, i.e., "the Distribution Utility Concept", which promotes the deferral of new distribution system costs.

          PII excepted, arguing that it need not have provided "a complete technical proposal on 'price cap plus' . . . ." Rather, PII asserted it was sufficient that it offered an alternative form of T&D regulation which better avoided adverse environmental impacts. PII claimed the lack of technical detail was an insufficient basis for rejection of the proposal.

          PII's primary Price Cap Plus regulation proposal does not balance relevant economic issues, and it will not be endorsed in view of its negative impact on sales growth. As for the Distribution Utility Concept, we find it is unnecessary in view of the safeguards in place to preclude O&R from expanding rate base at the expense of environmentally benign alternatives.

          Specifically, the Settlement requires O&R, for each major T&D upgrade (projects of $2 million or more), to first evaluate alternatives such as DSM, fuel cells, photovoltaic systems, etc. In addition, O&R has agreed to monitor the circuit peaks for any affected substation and the load on transmission and distribution facilities, and to minimize cost and environmental impacts for non-major transmission and distribution projects.

Sources of Funds for Rate Decrease

          The recommended decision questioned the level of the overall revenue decrease and whether adequate allowance had been made for improved productivity and increased sales. The recommended decision noted that of the approximately $37 million revenue decrease, only about $5.0 million related to these factors. The remainder of the decrease was to be financed largely by the expiration of surcharges, one time refunds, and reductions in DSM and R&D expenditures. The recommended decision suggested that, based on projections of sales growth and productivity, as much as an additional $15 million could be available for ratepayers.

          Staff contended that the recommended decision erred by relying on gross revenues rather than net margin. Staff asserted also that the recommended decision failed to account for the fact that the first two years of the Plan overlapped a prior rate settlement, wherein productivity and sales growth were accounted for. Finally, Staff criticized the recommended decision for ignoring growth in O&R's expenses.

          A table attached to Staff's Brief on Exceptions supports Staff's position, and, accordingly, we do not agree with the Judge's suggestion that additional sums are available to reduce rates further. In view of this fact, the fact that O&R does not possess horizontal market power now, and because our oversight of the auction will ensure that no party will exercise market power in O&R's service territory, we conclude that the Settlement results in just and reasonable rates.

Deferrals

          CPB expressed concern about a number of deferrals or otherwise "open-ended adders" provided for in the Settlement such as deferral of $2.85 million of coal costs, potential shortfalls from time-of-use rates, deferral of $7.5 million of employee-related costs, and the deferral of storm damage costs. CPB requested that to the extent O&R is permitted to recover some or all of the deferred costs, this should occur only if rate increases do not result.

          The CPB's concern about a rate spike is reasonable. However, the Settlement contains no language that would limit our authority to review the deferral petitions and authorize deferral accounting for only reasonable amounts. While the Settlement would permit the company to offset regulatory assets against regulatory liabilities, including gains on the sale of generation, it is likely that the customers' share of gains from the sale of generation will more than offset any deferred debits.

Consumer Outreach and Education

          A new provision has been added to the Settlement which provides additional funding for an informational campaign designed to aid residential and commercial customers in making informed energy choices. Also, information will be disseminated by O&R concerning environmental programs and impacts related to electric deregulation.

          Specifically, the company has agreed to commit "up to the equivalent of $1 million of the present value of fourth year SBC funds for the purpose of educating residential and commercial customers about electric competition." Staff is to circulate to all active parties, by December 31, 1997, a proposal for implementing the educational program which is to begin in early 1998.

          PULP opposes the creation of this fund, arguing that the amount at issue should instead be refunded to ratepayers. Moreover, argues PULP, as O&R acknowledges that it spends substantial amounts for consumer education, no additional expenditures are warranted. Finally, PULP contends that the benefits of competition will accrue largely to O&R's shareholders, and thus, they should shoulder the burden of any additional educational costs.

          PULP's contention about the beneficiaries of competition is pure surmise and discounts unreasonably the benefits ratepayers are expected to receive. Insofar as a well-orchestrated outreach and education program eases ratepayers' confusion and educates them about their options, we believe that this program is in the ratepayers' interest.

                                  MISCELLANEOUS

          1. NYSEG maintains that the recommended decision should have provided guidance to the parties concerning the generation backout credit and endorsed the use of full market price of electric power supply without subsidization. The Settlement provides for the embedded cost of O&R's generation to be charged at tariff rates until the implementation of full retail access. No further action is required.

          2. IEUA argues for a capacity pilot program. Given the swift pace of retail access for both capacity and energy, its exception is denied.

          3. DED and Staff oppose the recommendation that the term of flexible rate contracts be truncated to minimize the possibility of anti-competitive outcomes. In Opinion No. 96-12, we set forth the relevant parameters for such contracts. Accordingly, their exceptions are granted.

          4. PULP, while satisfied with the recommendation that rates and contracts of ESCOs be filed, excepts to the recommended decision's failure to recommend that these be reviewed by us. A related matter is PULP's objection to the recommended decision's reliance on Opinion No. 97-5 regarding the applicability of HEFPA to ESCOs. These issues have been pursued by PULP in its petition for reconsideration of Opinion No. 97-5 and elsewhere, and are resolved in Opinion No. 97-17.

          5. WEPCO and IPPNY/ENRON object to the recommendation that ESCOs be required to provide, on their bills and in marketing materials, information which reveals the fuel mix and emissions characteristics of their energy supply. This matter was resolved in the Settlement, which calls for the development of a system for providing such information to customers.

          6. WEPCO takes issue with the recommended decision's endorsement of the gas transfer pricing provision of the Settlement. As the cost to deliver gas is covered by the proposed gas transportation rate, this exception is denied.

          7. NYPA contests the recommendation that its business customers be required to absorb O&R's stranded costs, proportionate to the fixed generation costs they currently incur, because additional cost burdens might motivate them to relocate. As O&R's system was developed to serve all of its customers, if NYPA acquires customers from O&R, they will be required to absorb a portion of O&R's resulting strandable costs.

          8. NYPA raises an issue, not addressed by the parties or the recommended decision, concerning the potential for the T&D company to offer discounted services on a preferential basis, in flexible rate contracts, to O&R's GENCO customers. This issue was not raised timely in any event and is not considered further as O&R will not maintain a generation business.

          9. PII excepts to the recommended decision's rejection of its proposal that ESCOs maintain an emissions portfolio standard. This exception is dismissed for the reasons offered by Judge Boschwitz in the recommended decision.

          10. Staff chastises the Judge for engaging in micro-management by endorsing a $200,000 adjustment proposed by CPB relating to workers' compensation costs. We agree with Staff that adjustments of this type are subsumed in the overall revenue requirement. Moreover, at our session of December 17, we rejected a CPB petition regarding the accounting for such costs.

          11. WEPCO and IPPNY/ENRON object to a recommendation that ESCOs file energy rates and customer charges with us and that, we, in turn, make such information available on a web site in a standardized format. This issue is being addressed in the farms and food processor pilot.

                            FINDINGS UNDER THE STATE
                        ENVIRONMENTAL QUALITY REVIEW ACT

          In conformance with the State Environmental Quality Review Act (SEQRA), on May 3, 1996, in Case 94-E-0952, we issued a Final Generic Environmental Impact Statement (FGEIS) which evaluated the action adopted in the generic proceeding regarding competitive opportunities for electric service. Recognizing that individual utility restructuring proposals might bring to light new concerns, we also required each utility to file an environmental assessment of its restructuring plans. O&R filed an EAF concerning the March 25 Settlement on April 4, 1997.

          Subsequent to filing of the EAF, PII filed a petition asking that a Supplemental Environmental Impact Statement be filed. In its arguments supporting the petition, PII raised several substantive issues for SEQRA consideration. In a June 19, 1997 ruling, Chief Administrative Law Judge Lynch narrowed the issues needing further consideration in the environmental assessment and invited additional party comments on O&R's EAF.

          The information provided by O&R in its EAF, the parties' comments and responses, and other information were evaluated in order to determine whether the potential impacts resulting from adoption of the November 6 Settlement's terms would be within the bounds and thresholds of the FGEIS adopted in 1996. Arguably, all of the potential environmental impacts of the Settlement need not be considered, given that some result from Type II exempt rate actions. Nonetheless, the analysis examined all areas in which impacts would reasonably be expected.

          No impacts were found to be associated with price cap regulation or the Settlement's treatment of the CTC. Minor localized community economic impacts may occur (e.g., due to reduced tax receipts), but these would be balanced by positive effects in other localities.

          Of greater concern is the possible increase in air pollution that could accompany increased demand for electric energy. It is likely that increases in energy demand will result from the Settlement's decrease in (1) rates (0.42% average annual increase in demand over the 1997-2012 period), and
(2) DSM expenditures (0.08% increase in demand). Each of these incremental growth rates is an upper bound. For example, it is not clear that all of the rate reductions from the Settlement should be attributed to restructuring, and the lower DSM expenditures do not consider ESCO DSM spending. We believe that actual growth rates will be substantially less than the corresponding rates in the FGEIS (1% annual incremental growth from the "high sales" scenario, and 0.29% from the "no incremental utility DSM" scenario).

          Because of the inherent uncertainty in forecasting future impacts, as a matter of discretion, monitoring of O&R's restructuring and environmental impacts is being implemented, and an SBC is being established. While limiting the rate decreases in the Settlement could mitigate environmental impacts, it would not be rational to do so in light of the economic benefits of the rate reductions to consumers and businesses. Rather, the mitigation methods we are adopting are sufficient.

          Based on these analyses, the potential environmental impacts of the Settlement are found to be within the range of thresholds and conditions set forth in the FGEIS. Therefore, no further SEQRA action is necessary.

                          DISCUSSION AND RECOMMENDATION

          Our assessment of this Settlement reflects not only the diverse nature of those parties who endorse it, but also the views of other parties whose comments have been less favorable. The salient features upon which we focus are the rate plan, the impact on competition, and the amelioration of environmental concerns.

          The rate plan is intended to promote jobs and economic development by reducing rates for large industrial customers to a level approaching the national average. At the same time rates for other customers will also be reduced. Furthermore, the residential and small commercial reductions will be more appreciable in the event O&R realizes a significant gain when it divests its electric generating facilities. As we noted, had we apportioned the revenue reduction equally among all classes, customers other than large industrial customers would have realized a minimal gain, while the laudatory goal of promoting job growth and economic development would have been abandoned.

          With regard to those parties who have advocated a greater revenue reduction, we believe that by shortening the time frame for recovery by O&R of its going forward costs and by reducing the costs that O&R will be permitted to recover via the CTC, we have accomplished essentially the same outcome.

          As for the competitive aspects of the Settlement, these are particularly favorable as O&R's customers will be able to avail themselves of full retail access sooner than the customers of any other New York utility and because O&R has now agreed to divest by auction all of its generating assets. This should contribute to the development of a robust, competitive electric generation market. The company's unbundling plan, as well as the auction plan, will be subject to our approval, and we will ensure that market power concerns are mitigated. These elements of the Settlement, together with the development of a competitive electric market will, therefore, produce just and reasonable rates that we expect will be lower than they would be otherwise. As to concerns about potential anti-competitive conduct, we are satisfied that the Standards of Competitive Conduct (Appendix H of the Settlement) and the controls on Affiliate Relations (Appendix I of the Settlement) will preclude such conduct, particularly given that we are authorized to "impose on the Delivery company remedial action for violation of standards of competitive conduct." Moreover, the Settlement acknowledges our authority to modify the standards.

          Finally, we are satisfied the funding of an SBC and the additional environmental protections agreed to by O&R adequately protect our environment.

          For the reasons stated, O&R and the supporting parties have demonstrated that the proposed rate reductions are reasonable and that the Settlement satisfies the objectives of Opinion No. 96-12 and our Settlement Guidelines. We therefore adopt the terms of the Settlement and reaffirm our Order of November 26, 1997 and our view that the development of a competitive market will produce further consumer benefits.

The Commission orders:

          1. The Order Adopting Terms of Settlement (issued November 26, 1997) is adopted in its entirety and is incorporated as part of this opinion and order.

          2. Orange and Rockland Utilities, Inc. (O&R) shall file its specific plans for the holding company structure as soon as practicable. At least 20 days before any intermediate holding companies acquire stock of the utility, O&R shall file with the Commission a detailed description of any such intermediate holding companies, including copies of filings with the Securities and Exchange Commission relevant to such transactions. Such transactions regarding any intermediate holding companies shall be deemed approved, unless within 45 days the Commission notifies O&R that the provisions are inconsistent with the November 6 Settlement or the November 26 order in this proceeding.

          3. O&R is authorized to use Account 186, Miscellaneous Deferred Debits and Account 253, Other Deferred Credits, as appropriate, to record the principal amount and any authorized carrying charge for the items included in the Electric Rate and Restructuring Plan for which deferred accounting has been approved. The amounts deferred for each of these items and their income tax effects shall be recorded in separate subaccounts so as to remain readily identifiable. O&R shall maintain proper and easily accessible documentation for each entry. The disposition or amortization for each item shall be carried out according to the terms of the Rate Settlement or as otherwise authorized by the Commission. Within 30 days of this order, the company will submit to the Director of Accounting and Finance, for his approval, the proposed journal entities to accomplish the accounting provisions of this order.

          4. O&R is authorized to defer the costs it incurred to terminate its contract with the Pittston Coal Sales Corporation to the extent that such termination resulted in cost savings. Staff will report to the Commission its determination of the related cost savings and a recommendation regarding the appropriate amount that would be recoverable in rates.

          5.  This proceeding is continued.
                              By the Commission,

              (SIGNED)        JOHN C. CRARY

                                Secretary

                             617.20                            APPENDIX

               State Environmental Quality Review

ENVIRONMENTAL ASSESSMENT FORM

                               PROJECT INFORMATION

1.        APPLICANT/SPONSOR: Orange and Rockland Utilities, Inc.

2.        PROJECT NAME: Elect.Rate/Restructuring - Case 96-E-0900

3. PROJECT LOCATION: Orange and Rockland Utilities Service Territory Municipality NA County NA

4. PRECISE LOCATION: (Street address and road intersections, prominent landmarks, etc., or provide map) NA

5.        PROPOSED ACTION IS:

          New Expansion Modification/alteration

6. DESCRIBE PROJECT BRIEFLY: Cases 94-E-0952 & 96-E-0900 - In the matter of competitive opportunities regarding electric service, filed in Case 93-M-0229; Plans for electric rate/restructuring pursuant to Opinion No. 96-12; and the formation of a holding company pursuant to PSL, 70, 108 and 110, and certain related transactions -- Environmental Assessment Form.

7.        AMOUNT OF LAND AFFECTED: NA
          Initially________acres     Ultimately_________acres

8.        WILL PROPOSED ACTION COMPLY WITH EXISTING ZONING OR OTHER EXISTING
          LAND USE RESTRICTIONS?    NA

          Yes     No     If No, describe briefly

9.        WHAT IS PRESENT LAND USE IN VICINITY OF PROJECT?

          NA

          Residential Industrial Commercial Agricultural Park/Forest/Open space Other

          Describe:

10. DOES ACTION INVOLVE A PERMIT APPROVAL, OR FUNDING, NOW OR ULTIMATELY FROM ANY OTHER GOVERNMENTAL AGENCY (FEDERAL, STATE OR LOCAL)?

          Yes   No

          If yes, list agency(s) name and permit/approvals: NYS Public Service Commission

11.       DOES ANY ASPECT OF THE ACTION HAVE A CURRENTLY VALID PERMIT OR
          APPROVAL?

          Yes     No

          If yes, list agency(s) name and permit/approval Stationary sources owned and operated by Orange and Rockland

          Utilities have valid, approved certificates to operate.

12. AS A RESULT OF PROPOSED ACTION WILL EXISTING PERMIT/APPROVAL REQUIRE MODIFICATION?

          NA

          Yes   No

          I CERTIFY THAT THE INFORMATION PROVIDED ABOVE IS TRUE TO THE BEST OF MY KNOWLEDGE

Agency: NYS Department of Public Service Date: November 25, 1997

Signature:

                                    APPENDIX

                        PART II-ENVIRONMENTAL ASSESSMENT

A. DOES ACTION EXCEED ANY TYPE 1 THRESHOLD IN 6 NYCRR, PART 617.4?

If yes, coordinate the review process and use the FULL EAF. Yes No

B. WILL ACTION RECEIVE COORDINATED REVIEW AS PROVIDED FOR UNLISTED ACTIONS IN 6 NYCRR, PART 617.6? If No, a negative declaration may be superseded by another involved agency. NA Yes No

C. COULD ACTION RESULT IN ANY ADVERSE EFFECTS ASSOCIATED WITH THE FOLLOWING:
(Answers may be handwritten, if legible.)

          C1. Existing air quality, surface or groundwater quality or quantity, noise levels, existing traffic patterns, solid waste production or disposal, potential for erosion, drainage or flooding problems? Explain briefly:

          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

          C2. Aesthetic, agricultural, archaeological, historic, or other natural or cultural resources; or community or neighborhood character? Explain briefly:

          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

          C3. Vegetation or fauna, fish, shellfish or wildlife species, significant habitats, or threatened or endangered species? Explain briefly:

                    Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

          C4. A community's existing plans or goals as officially adopted, or a change in use or intensity of use of land or other natural resources? Explain briefly:

                    Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

          C5. Growth, subsequent development, or related activities likely to be induced by the proposed action? Explain briefly:

                    Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

          C6. Long term, short term, cumulative, or other effects not identified in C1-C5? Explain briefly:

                    Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

          C7. Other impacts (including changes in use of either quantity or type of energy)? Explain briefly:

                    Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

D. WILL THE PROJECT HAVE AN IMPACT ON THE ENVIRONMENTAL CHARACTERISTICS THAT CAUSED THE ESTABLISHMENT OF A CRITICAL ENVIRONMENTAL AREA (CEA)?

          Yes      No  If Yes, explain briefly:

E. IS THERE, OR IS THERE LIKELY TO BE, CONTROVERSY RELATED TO POTENTIAL ADVERSE ENVIRONMENTAL IMPACTS?

          Yes      No  If Yes, explain briefly:

Part III - DETERMINATION OF SIGNIFICANCE (To be completed by Agency) See the attached Environmental Assessment Form Narrative.

Staff recommends that the Final Generic Environmental Impact Statement (FGEIS) issued on May 3, 1996 (Case 94-E-0952), with respect to the proposed action of adopting a policy supporting increased competition in electric markets be extended in applicability, without modification or supplementation, to the approval of Consolidated Edison Company of New York, Inc.s (The Company) Agreement and Settlement on the grounds that the significance of the proposals anticipated environmental impacts will not exceed the threshold values examined in the FGEIS. Consequently, no further State Environmental Quality Review Act (SEQRA) action is necessary in approving the Proposal.

Staff further recommends that a monitoring program be instituted to provide a record of changes resulting from the restructuring plans implementation to enable confirmation and/or exposition of unexpected outcomes and their significance, and to assure that specific mitigation measures are implemented as needed.

      NYS Department of Public Service
      Date November 25, 1997
      Name of Lead Agency
       John H. Smolinsky
      Chief, Environmental Compliance and Operations

     Print or Type Name of Responsible Officer in Lead Agency
          Title of Responsible Officer

     Signature of Responsible Officer in Lead Agency
         Signature of Preparer (If different from responsible officer)

                                    APPENDIX

             ENVIRONMENTAL ASSESSMENT FORM NARRATIVE

      I.  BACKGROUND

          On May 3, 1996, the Commission issued a Final Generic Environmental Impact Statement (FGEIS) in the competitive Opportunities proceeding which addressed the environmental impacts of a policy supporting increased competition in electric markets. Alternative approaches to achieving electric competition, including a no-action alternative, were studied.

          In Opinion No. 96-12 issued May 20, 1996, the Commission set forth its findings with respect to the FGEIS (p.76-81). The Commission determined that the likely environmental effects of a shift to a more competitive market for electricity are not fully predictable but that:

         In general, the proposed action will have environmental impacts that are modest or not distinguishable from those of alternative actions, including the no-action alternative... Apart from the areas of substantial concern noted below, the FGEIS did not identify reasonably likely significant adverse impacts.

         With respect to air quality impacts related to oxides of nitrogen and sulfur, it appears likely that the retail or wholesale electric market structures would have greater impacts than the no action alternative. It appears likely that, in the absence of mitigation measures, research and development in environmental and renewables areas would lose funding if competitive restructuring moves forward. In addition, there would likely be a decrease in the amount of cost-effective energy efficiency during any transition to wholesale or retail competition...

         In order to address the adverse environmental effects identified above on air quality, energy efficiency, and research and development, several mitigation measures will be employed as necessary. First, a system benefits charge will be used as appropriate to fund DSM and research and a development in environmental and renewable resource areas during the transition to competition. Second, the competitive restructuring will be monitored closely to ensure that specific mitigation measures are implemented if needed. Finally, the Commission will support and assist efforts by New York State and federal agencies to ensure that adverse environmental impacts to the state's air quality from upwind sources of air contamination do not occur as a result of the movement toward competition.

         Notwithstanding the mitigation measures identified, the proposed action to restructure the electric industry may result in an unavoidable adverse environmental impact on air quality related to oxides of nitrogen and sulfur, loss of some DSM activity, loss of some research and development funding in the environmental and renewables areas, and displacement of workers and local economic loss where plants are closed. Nevertheless, weighing and balancing these likely environmental effects of the shift to competition in the electric industry in New York with social, economic, and other essential considerations, leads to the conclusion that implementing the proposed action toward greater competition is desirable.

          The Commission also recognized that individual utility proposals might bring to light new concerns. In Opinion No. 96-12, and as further clarified in Opinion No. 96-17, it required each utility to file with its restructuring plans an Environmental Assessment Form and a recommendation on further environmental review. The information to be provided was expected to assist the Commission in determining the need for additional mitigation measures with respect to company restructuring.

          On April 4, 1997, Orange and Rockland submitted its Environmental Assessment Form (EAF) and SEQRA recommendation in connection with the Agreement and Settlement dated March 25, 1997 in Case 96-E-0229.

          Staff reviewed the company's EAF and prepared a staff EAF based on the March 25, 1997 proposed settlement. The Commission considered and rejected the March 25 settlement at its session of September 10, 1997. The company, staff and interested parties subsequently negotiated a revised settlement (November 6, 1997) intended to address deficiencies in the March 25 settlement. The following document is a revised staff EAF intended to address the November 6 settlement agreement.

SEQR and Commission Approval of the Orange and Rockland
Restructuring Plan - Options Before the Commission

          The FGEIS issued by the Commission in conformance with SEQRA in Case 94-E-0952 et. al. addressed the following proposed action:

         "adoption of a policy supporting increased competition in electric markets, including a preferred method to achieve electric competition; and regulatory and ratemaking practices that will assist in the transition to a more competitive and efficient electric industry, while maintaining safety, environmental, affordability, and service quality goals."

          Commission approval of Orange and Rockland's proposed restructuring plan constitutes a "subsequent proposed action". SEQRA requirements with respect to this "subsequent proposed action' allow the Commission to pursue one of the four following options:

         1. No further State Environmental Quality Review (SEQR) compliance is required if a subsequent proposed action will be carried out in conformance with the conditions and thresholds established for such actions in the generic Environmental Impact Statement (EIS) or its findings statement;

         2. An amended findings statement must be prepared if the subsequent proposed action was adequately addressed in the generic EIS but was not addressed or was not adequately addressed in the findings statement for the generic EIS;

         3. A negative declaration must be prepared if a subsequent proposed action was not addressed or was not adequately addressed in the generic EIS and the subsequent action will not result in any significant environmental impacts; and

         4. A supplement to the final generic EIS must be prepared if the subsequent proposed action was not addressed or was not adequately addressed in the generic EIS and the subsequent action may have one or more significant adverse environmental impacts.

          The following environmental assessment will assist in choosing the appropriate option. The assessment is based on Orange and Rockland's EAF, party comments submitted in response to Judge Lynchs June 19, 1997 ruling, and on additional analysis by Department Staff. The Assessment consists of:

         - Section II - summarizes pertinent aspects of Orange and Rockland and its service territory and describes the proposed settlement agreement.

         - Section III - summarizes the Environmental Assessment Form submitted by the Company.

         -        Section IV - summarizes party comments on the Company's EAF.

         - Section V - Staff's analysis of the environmental impacts of the proposed settlement.

         -        Section VI - recommend mitigation and monitoring plan.

         -        Section VII - Staff's overall conclusions and recommendations.

         II.  Orange and Rockland's Settlement Agreement on
              Restructuring

          As of July 1997, the company served 197,977 customers. Its annual sales, were about 4605 GWH.

          Unique among New York utilities, about 40% of the company's generation comes from purchased power. The company itself owns two fossil fired baseload plants (Lovett and Bowline), combustion turbines and a number of small hydroelectric plants. The company indicates that there are two load pockets in its territory. An eastern load pocket serving 128,000 customers and a west load pocket serving 53,000 customers.

          Under the proposed four year settlement agreement on restructuring large industrial customers will have the opportunity to realize an average electric price of six cents per kWh. The rates of all other customers will be reduced in the first year by 1.09% and by another 1.0% effective one year later. Also, additional reductions, up to a maximum of 5%, will be available to customers who do not qualify for the large industrial rates if sufficient net gains are realized from the sale of generating plants. The cumulative customer rate reductions over the four-year period are equal to approximately $32.4 million.

          Once retail access begins, O&R will be allowed a reasonable opportunity to recover its investment in stranded generation assets. For each of the four rate years that the settlement is in effect, earnings on regulated electric operations in excess of 11.4% in New York will be shared with 75% of the benefits going to ratepayers and 25% to shareholders.

          A flexible rate tariff will be designed and filed with the Commission. It will provide for the possibility of rate discounts for commercial and industrial customers who are currently taking service and who are at serious risk of relocating or closing their facilities. Full retail access to a competitive energy and capacity market will be available on May 1, 1999, for all customers.

          The company will auction off all of its generating assets and restructure itself as a Registered Holding Company with structurally separate subsidiaries which may include unregulated subsidiaries as well as a regulated T&D company. Upon commencement of retail access, the T&D company will provide basic energy services, including energy, capacity, ancillary services, metering and billing within the service territory. The T&D company will be the Provider of Last Resort for all customers choosing to continue to purchase energy services from it, for those customers who do not choose an energy provider, and for those customers who purchase from other providers, but who later return as customers purchasing power from the T&D company. The parties agree to study transferring this obligation to the competitive market.

          The settlement includes provisions for a competitive transition charge
(CTC) mechanism which would allow the company to recover a portion of its going forward costs through rates during the period, if any, between the onset of retail access (scheduled for May 1, 1999) and the divestiture of the company's generating facilities. The percentage of costs recovered is reduced if the company does not transfer title of its plants by May 1, 2000. The CTC is scheduled to end no later than October 31, 2000.

          The settlement includes provisions for sharing the benefits or losses of the sale of generating plants. If the company selects winning bidders prior to May 1, 1999, any gains shall be allocated between shareholders and ratepayers on a 25/75 percent basis and any losses on a 5/95 percent basis. If bidders are selected after that date, gains or losses will be shared on a 20/80 percent basis.

          The Performance Standards, which were agreed to in the company's recent case, will be continued.

          A Low Income Customer Assistance Program will be conducted for a two-year period for the residents of the City of Port Jervis. The company will support the development of a pilot program that would aggregate low income customers as a single purchasing group.

          The company will continue to develop and implement programs and materials that will aid its customers in understanding the changes in the electric industry that are coming and the nature of the services that customers can expect to receive from O&R in the future. The settlement includes provisions for an environmental disclosure program which will provide information on the source of power offered under retail access. Public interest programs will be continued through a competitively neutral Systems Benefit Charge funded at approximately $3.2 million (about 1.0 mills/kWh), annually.

    III.  Orange and Rockland Utilities, Inc. Environmental
          Assessment Form
          On April 4, 1997, Orange and Rockland submitted a Short

Environmental Assessment Form (EAF) covering the four year restructuring settlement it had entered into on March 25, 1997. As a result of this very brief analysis (discussed below), the company concludes that the settlement agreement will have "environmental impacts that are modest or not distinguishable from those of alternative action."

          With regard to changes in generation, the company asserts that it has no plans to retire its Lovett or Bowline plants or to construct new generating plants during the period of the settlement. The company does not predict whether or not other parties will choose to build plants to "meet load growth or replace existing generation" (i.e., compete with O&R) but notes that any new plants will be required to undergo thorough environmental review. The company anticipates that under competition, plant dispatch will be handled by an Independent System Operator (ISO) and that "actual generation dispatch conducted in a competitive market is difficult to predict." Similarly, the company states that it cannot predict whether out-of-state imports of power to O&R's service territory will increase or decrease.

          The company states that under the agreement it will continue to support research and development and will spend money on Demand Side Management. The company notes that a systems benefit charge will also provide some funds for energy efficiency and public policy related programs. In the long run, it anticipates that competitive providers of cost effective energy efficiency services will enter the market place.

          Given the uncertainties about future loads (net of DSM), new plant construction and out-of-state purchases, the company anticipates no significant predictable impacts on air quality, water resources or land use. The company notes that any plants, new or existing, would have to comply with applicable environmental regulations and that any new steam electric power plants over 80 mw or transmission lines built in New York State would be subject to State Siting Board or Public Service Commission review and impacts would be thoroughly examined.

          The company anticipates that the employment and tax revenues from its existing plants will continue--although possibly at somewhat reduced (but predictable) levels. On the other hand, the company asserts that lower electric rates resulting from competition will enhance economic development and job growth in its service territory.

     IV.  COMMENTS ON THE ORANGE AND ROCKLAND EAF

          On May 13, 1997, the Public Interest Intervenors (PII) moved for the Department of Public Service staff to prepare supplemental environmental impact statements (SEISs) in several restructuring cases including case 96-E-0900 - the Orange and Rockland case.

          At the time the petition was filed several of the utilities, including Orange and Rockland, had submitted Environmental Assessment Forms for their proposed restructuring plans. In its petition PII identified a number of claimed deficiencies in the EAF's. Some were generic in nature and, in our understanding, were intended to apply to all utilities; some were specific to particular utilities. The following are the issues raised by PII which pertain, generically or specifically, to O&R.

             The systems benefits charge [SBC] proposed in the settlement agreement is below the thresholds and conditions established in the FGEIS and warrants additional environmental scrutiny.

             PII notes that the FGEIS considered using a systems benefit charge (which would pay for certain energy efficiency, low income and R&D activities not likely to be undertaken by a deregulated utility) as means of mitigating some environmental impacts. It asserts that the Commission made a decision in Opinion 96- 12 that the SBC should be funded at approximately the current levels of activity and that a SEIS is required to assess the environmental impacts of the funding level proposed in the settlement.

             The air quality impacts of the reduced commitment to energy efficiency should be examined.

              While the system benefit charge is intended to provide for energy efficiency services (beyond those arising from market forces) it is anticipated that utilities will continue to offer some DSM services. PII asserts that O&R's proposed DSM budget will be lower than in previous years as a result of the restructuring plan and that will have negative environmental impacts.

             Environmental Impacts associated with the elimination of the existing revenue per customer mechanism and the institution of a price cap form of regulation for the T&D company must be evaluated,

              PII notes that although the proposed agreement provides for transition to deregulation of generation, T&D services would remain under a traditional price cap form of regulation with a freeze in rates for the period of the agreement. PII argues that price cap regulation contains inherent incentives for a utility to increase sales and inflate rate base and that the Commission is therefore required to order an SEIS on the subject of price cap regulation.

             Failure to expose the utilitys fossil generating units to full market risk requires environmental review.

             The proposed March 25 settlement included a provision for a Competitive Transition Charge (CTC) which would allow the company to recover the "going forward" costs of its steam electric plants. This charge, which would be recovered through energy, capacity or customer charges, would cover generating facility costs, such as labor, routine maintenance, and property taxes, which are not variable in the short term but which could be avoided in the long term by shutting the plant down. PII argues that by providing a mechanism for the recovery of these costs, the agreement would subsidize the operation of the company's plants, give the company an unfair price advantage when bidding energy sales to an ISO and result in those plants operating more than is economically efficient. Environmental impacts would ensue if the Orange and Rockland plants were run in lieu of other plants which are both more economically efficient and more environmentally benign.

          The environmental impact of new construction needed to eliminate load pockets/market power must be addressed, including the consideration of alternatives.

          PII notes that load pockets have been identified in several utilities service territory and that construction of new transmission facilities may be required to mitigate these load pockets. These facilities will have environmental impacts which should be evaluated in a SEIS.

          Chief Administrative Law Judge Lynch considered the PII petition and reply comments by staff and several other parties and recommended that "the final EAFs prepared for Commission use in the Con Edison and O&R cases consider the potential environmental effects of T&D price cap regulation for Con Edison and the recovery of non-variable generation costs in T&D rates for Con Edison and O&R" but that "in all other respects, there is no reason to commence preparation of SEISs." Nonetheless staff's analysis in Section V will address the issues raised by PII which are relevant to O&R.

      V.  Staff Analysis

          The FGEIS covered the significant generic issues connected with restructuring at considerable length. The following analysis will not recapitulate the material in the FGEIS. Nor will the analysis repeat the material adequately covered in the company's EAF and summarized in section III of this memorandum. Instead this analysis will deal with issues identified by staff or by the PII comments on the Orange and Rockland EAF where it is reasonable to anticipate that unique features of the company's service territory or restructuring plan might result in environmental impacts not considered in the FGEIS or in excess of thresholds identified in the FGEIS.

     A.  Effects of Restructuring on Overall Level of
         Electric Sales in Orange and Rockland's

          Service Territory

          A key determinant of the incremental environmental impacts of restructuring the electric industry in New York is the effect of restructuring on the overall level of electric sales. This section of the EAF will address the question of whether any likely effect of the Orange and Rockland restructuring plan would cause sales growth in excess of the levels contemplated in the Final Generic Environmental Impact Statement (FGEIS).

          There appear to be three realistic ways in which restructuring could have significant impacts on electric sales.

          1.  Price Elasticity Effects

              If electric prices drop - as a result of utility rate reductions incorporated in restructuring agreements and/or as a result of competition among the utility and alternative suppliers - customers may make the economic decision to consume more electricity. This is a price elasticity effect. The FGEIS analysis included the preparation of a statewide "high sales" scenario based on estimated sales increases that could result from decreases in electric prices given the best information then available to staff economists. (FGEIS scenario - 1). Scenario 1 assumed that under the high sales assumptions used in the analysis, the compounding statewide electric sales growth would be about 2.2% per year.

          This scenario was compared to a FGEIS base case "evolving regulatory model" scenario. The base case assumed incremental sales growth of 1.2%. Thus the additional incremental statewide sales growth likely to result from the high sales scenario compared to the no action base case was estimated as about 1.0% a year.

          PROMOD simulation of comparative plant dispatching under these scenarios showed that compared to the evolving regulatory model, the high sales model would result in a 2.9% increase in SO2 emissions, a 5.5% increase in NOx and a 12% increase in CO2 by 2012. The Commission determined that, although the FGEIS showed the possibility of detrimental incremental air quality impacts "consistent with the social, economic and other considerations, from among the reasonable alternatives available" the Commission's restructuring policy "avoids or minimizes adverse environmental impacts to the maximum extent possible."

          Recently Staff of the Office of Regulatory Economics (ORE) of the DPS estimated a range for expected growth under a competitive environment. The new estimates use updated data, including information developed during the settlement negotiations. The ORE's forecast shows that statewide incremental sales growth under competition could be about 0.4%.

          Orange and Rockland is a relatively small utility and only accounts for roughly 2.4% of NYPP sales. In analyzing the significance of any potential incremental sales growth attributable to the Orange and Rockland restructuring plan it is reasonable to focus on Orange and Rockland's pro rata share of the sales growth and impacts considered in the FGEIS and ask whether Orange and Rockland's incremental sales growth due to price elasticity effects resulting from restructuring would be likely to be significantly greater than the average Statewide incremental sales growth due to restructuring.

          Staff of the Department's Office of Regulatory Economics projects that Orange and Rockland Sales would probably grow somewhat faster than the statewide average over the next few years due to local economic factors regardless of whether or not the company is restructured. However, there are no particular features of the proposed restructuring plan or the company's service territory which suggest that the effects of restructuring would be greater in Orange and Rockland's case than in the State as a whole. An elasticity analysis using the rate reductions in the Orange and Rockland settlement (see Attachment, Tables A and C) shows that the guaranteed rate reductions are likely to produce a 0.25% incremental annual increase in demand over the same 15 year modeling period used in the FGEIS. If the sale of generating facilities increases the rate reduction to 5% for non-large-industrial customers, the increase in demand could be as much as 0.42%.

          2. Price Cap Regulation of the T&D Utility

              While the proposed settlement provides for a transition to a more competitive market for generation, the T&D portion of Orange and Rockland would remain a regulated utility with rate of return regulation and capped prices. PII argues that price cap rate of return regulation gives the T&D utility incentives to promote sales and to build uneconomic rate base. According to PII, these incentives could result in environmental impacts which should be considered in a separate SEIS.

          For several years a revenue decoupling mechanism (RDM) was in effect for O&R which was intended to remove the linkage between increased sales and increased company profits. However in May of 1996, the Commission approved a return to price cap regulation for O&R. The continuation of this traditional and well understood mechanism for the regulated T&D company does not constitute a change resulting from competition or the transition plan. To the extent that prices are capped until 2002, the Company may have difficulty recovering T&D upgrade costs resulting from load growth. Furthermore, the possibility of prudence review might encourage the company to use targeted DSM as necessary as possible to avoid T&D upgrades.

          3.  Lower Energy Efficiency Effect

              For a number of years the New York Commission has encouraged utilities to promote end use energy efficiency (DSM). This encouragement has included review and approval of utility DSM plans and budgets and various incentive and cost recovery mechanisms. For all New York utilities, including Orange and Rockland, the levels of DSM expenditures and energy savings have declined drastically in recent years. Orange and Rockland's DSM expenditures peaked at $17 million in 1993 and its incremental annual DSM energy savings peaked at 41.4 GWH, also in 1993. By 1996, its DSM budget had declined to only $4.2 million and its DSM incremental energy savings goal had declined to only 11 GWH. However, the company actually achieved only 2.5 GWH of DSM savings in 1996. Staff estimates the company's incremental energy savings from DSM in 1997 will be about 1.2 GWH. No specific sum is included in the settlement for the continuation of utility DSM programs.

          Staff examined the possibility that DSM budget reductions could reduce the energy conservation measures taken by O&R customers and result in incremental increases in electric sales beyond the base case.

          In the FGEIS, the base case "evolving regulatory model" scenario and the high sales scenario (Scenario 1); included annual incremental Orange and Rockland DSM energy savings of 11 GWH for the years 1997 and beyond. In Scenario 1a in the FGEIS, staff estimated the sales and environmental impacts of halting all DSM activities. The sales and environmental impacts of the "No incremental utility DSM" scenario were shown to be much smaller than those of the "high sales scenario."

          The FGEIS did not consider a scenario that assumed both high sales and no incremental DSM, so staff evaluated the plausibility of a realistic combination of low Orange and Rockland DSM and high Orange and Rockland sales growth could result in sales greater than those postulated in the FGEIS "high sales scenario".

          Staff has reanalyzed the impact of energy efficiency programs on O&R sales growth using a value of 1.2 GWH for 1997 and 0 GWH for the years 1998 through 2012 and compared that to the DSM impact analysis underlying the FGEIS high sales scenario. We calculate that averaged over the FGEIS modeling period (1997 through 2012), the elimination of all energy efficiency sales reduction after 1997 would increase sales by only 0.08% a year.

          As discussed in Section V.A.1, the price elasticity effects of the settlement rate reductions would increase sales by an average rate of 0.25% to 0.42% a year over the 15 year period. If the effects of no DSM are added, the likely sales increases due to the settlement are in the range of 0.33% to 0.50%. This is well below the 1.0% high sales scenario considered in the FGEIS. In fact, the settlement provides for substantial funding of energy efficiency through the SBC and we anticipate that ESCOs will offer energy conservation services, both of which will tend to reduce sales.

          4. System Benefits Charge

              The settlement provides for an SBC funded at an average level of $3.2 million a year, of which approximately $2.9 million will be spent on energy efficiency programs. This is below the company's 1995 DSM expenditure of $6.9 million but quite close to the company's actual 1996 DSM expenditure of $3.1 million. The Commission will determine the appropriate amount of funding for the SBC in either this proceeding or a separate generic proceeding.

       B.Effect of Restructuring on Retirement or Construction of New Generation, Plant Dispatch or
         Fuel Purchase

          Another potential factor that could, in concept, affect New York's environment is the direct or indirect effect of the Orange and Rockland restructuring plan on the mix of fuels burned or plants run to meet electric sales in Orange and Rockland's territory. The following section will analyze whether there is any reason to believe that the Orange and Rockland plan would result in impacts that are greater than or different in nature or causation from those already addressed in the FGEIS.

          1. Retirement of Orange and Rockland Generating
             Facilities

              Retirement of a major Orange and Rockland generating facility would change the mix of generation resources available in the region and thus could have a potential environmental impact. In addition, permanent retirement and decommissioning of a plant could have a variety of local fiscal, economic, employment and land use impacts. The company asserts in its EAF that it has no plans to retire any of its existing generating facilities.

          However, under the revised settlement, the company is required to auction off all of its generating facilities. It is conceivable that a particularly inefficient plant might receive no bids or an unacceptably low bid. It is not clear exactly what would happen in that instance. Under the revised settlement the company is required to file a divestiture plan after Commission approval of the settlement. This plan will include more detail on the process of divestiture.

          While unpredictable, it is possible that the divestiture of these plants could result in one or more of them being retired earlier than they would have been in the absence of competition. The FGEIS concluded that accelerated retirement of less efficient plants is an unavoidable potential consequence of a more competitive electric industry and that this would cause some local adverse impacts (including increases in unemployment and decreased tax base) which may be balanced by positive impacts elsewhere.

          2. Construction of New Generating Plants

              In its EAF the company states that it has no plans to construct new generating facilities. Staff is not aware of any reason that the proposed restructuring would result in new plant construction by O&R or other companies. In any case, under current air quality regulations (particularly the emissions offset policies for NOx) construction of new generation facilities tends to improve air quality.

          3. Effect of Competitive Transition Charge
              (CTC) on Plant Dispatch

              The proposed November 6 settlement includes a provision which will allow the company to partially recover its above market generation costs through a CTC charge levied on customers participating in retail access. This charge is limited in both duration and the percentage of expenses the company may recover.

          If the company transfers title of its generating facilities before the scheduled May 1, 1999 onset of retail access, the CTC provisions will not go into effect.

          If the company transfers title of its generating facilities between May 1, 1999 and April 30, 2000, it will be allowed to recover its non-variable cost of generation in excess of market revenues from the CTC, with the exception that 25% of fixed labor costs and property taxes cannot be recovered through the CTC, but must be recovered from the market. Once title is transferred, the CTC will end.

          If the company transfers title of generating facilities between May 1, 2000 and October 31, 2000, it will be allowed to recover above market costs through the CTC, with the exception that 35% of fixed labor costs and property taxes must be recovered through the market.

          In its comments on the March 25 proposed settlement, PII contended that since potential non-regulated competitors will not receive a similar income stream, Orange and Rockland could and would offer its generation to the ISO at a subsidized and uneconomic price. This, PII asserted, could result in Orange and Rockland operating less efficient and dirtier plants than the ESCO plants which would have operated in the absence of the CTC.

          However, under the provisions of the proposed settlement, the company's fixed operating costs would be reconciled to a fixed target through a CTC mechanism that is indifferent to whether or not any Orange and Rockland plant operated on a given day. Since collection of these going forward costs is not dependent on operating a Orange and Rockland plant (i.e., is not marginal revenue), both Orange and Rockland and any competitors would face the same short term decision criterion. They would maximize profits (or minimize losses) on existing facilities by selling on the market whenever the clearing price equals or exceeds their marginal operating costs -- as they themselves calculate marginal costs given their best information.

          It is, of course, true in theory that Orange and Rockland, or any competitor, might be tempted for strategic reasons to sell at a price below true marginal costs for a period of time in an attempt to secure market share and dissuade competitors from entering the market. However, the settlement requires that, on average, Orange and Rockland's bids for its fossil fueled plants will not fall below its incremental fuel costs and variable O&M.

          In any event, the duration of the CTC is very limited. It may not go into effect at all, if the company's plants are transferred before May 1, 1999. Most likely the CTC will be in operation for less than a year, since the company is allowed to keep a larger percentage of any gains if it divests before May 1, 2000. The maximum duration of the CTC is 18 months - since it is scheduled to end October 31, 2000 if the company's plants are not sold by that date.

          Given licensing and construction lead times it is virtually impossible for a new power plant to be built to compete in the company's territory before the end of the CTC. Any developer considering building such a plant would base its decisions on expected income flows in the years beyond 2000.

          4.  Fuel Burned by Orange and Rockland

              Various Orange and Rockland units have the capacity to burn either coal, oil or gas within existing air quality limits. Decisions about which fuel to burn at these facilities will continue to be based on economic considerations and unrelated to deregulation.

          5. Increased Generation Outside of Orange and
             Rockland Service Territory

              As previously noted, Orange and Rockland currently purchases about 40% of its power. Some of this power comes from out-of-state generators. Depending on the location, control technology and fuel type of these generators, their operation may have positive or negative impacts on air quality in New York.

              Presumably relatively high levels of power purchases from out of the service territory will continue during the settlement period and perhaps during the 15 year analysis period. However, Staff cannot predict the exact level of these purchases over time or the net impact of these purchases on New York air quality.

              The FGEIS considered four different scenarios (Scenarios 7, 7A, 7B and 7C) which examined the environmental impacts of alternative patterns of power sales across state lines. Since O&R only comprises about 2.4% of NYPP sales, and since there is no reason to believe that the settlement would result in a disproportionate increase of power imported into O&R's territory, it is unlikely that the settlement would result in environmental impacts in excess of those already considered in the FGEIS.

     C.  Effect of Restructuring Plan on Construction of
         New Transmission Facilities

          In its EAF, Orange and Rockland states that no new transmission facilities are required to implement the March 25 agreement. However, two small load pockets exist within the franchise in certain combinations of load and weather.

          Orange and Rockland's eastern load pocket serves 128,000 customers. When load exceeds 320 MW - which happened for 2100 hours during 1995 - the company must run Lovett Steam Station. For 70% of the load pocket period during 1995, 100 MW or less of Lovett capacity was required.

          The western load pocket serves 53,000 customers. During thunderstorms, or when load exceeds 145 MW, the company must operate its Mongaup Hydroelectric facilities and its Shoemaker Gas Turbine. According to the company this has happened approximately 600 hours a year on average for the last several years.

          These load pockets do not create reliability problems, but are of potential concern in a competitive environment because the owner of these facilities could exercise market power during load pocket conditions. In its petition PACE recommends that a supplemental environmental impact statement be prepared to assess the impact of transmission facilities required to alleviate these load pockets. The company states that it has considered several alternatives for the mitigation of these load pockets. In addition to reinforcing the transmission system by installing additional transformers in two substations at a cost of approximately $24 million the company has considered:

          - entering into capacity and energy contracts;

          - installing new generating facilities, and
          - running targeted DSM programs.

          It has concluded that new transmission improvements are less desirable and are less cost effective than entering into bilateral contracts between owners of generation and the T&D utility, effective during the duration of a load pocket incident, which would prevent the exercise of market power. Since this contractual solution would not involve the construction of new facilities or change the dispatching of plants from the situation that would obtain in the absence of restructuring, there would be no incremental environmental impacts. The proposed settlement requires the company to file a divestiture plan which addresses market power issues.

     VI.  Mitigation of Impacts -- Monitoring
          It is important to note that the FGEIS explicitly recognized that "the likely environmental effects of a shift to a more competitive market for electricity are not fully predictable due to the absence of precedence, complexity of the New York electric industry, future regulatory activities, including those of other states and the federal government, and the nature and degree of market response. The same uncertainty persists with respect to Orange and Rockland's restructuring plan.

          In Opinion 96-12 (Opinion and Order Regarding Competitive Opportunities for Electric Service), the Commission made certain "findings" pursuant to the State Environmental Quality Review Act. The Commission determined that "...adverse environmental impacts will be avoided or minimized to the maximum extent practicable by incorporating as conditions to the decision those mitigative measures that were identified as practicable;... These mitigation measures are: (1) monitoring environmental impacts; (2) system benefits charge; and (3) assisting efforts undertaken by other agencies to address interstate pollution transport."

          Staff analysis of the Orange and Rockland restructuring plan determined that its implementation would result in environmental effects which would most likely be less than the impact values assessed in the FGEIS. To address any uncertainty and to evaluate unknown outcomes, a monitoring program, as envisioned in the FGEIS should be developed.

          The environmental impacts which could be monitored are described in
Section 6.2.3 of the Final Generic Environmental Impact Statement (FGEIS) issued May 3, 1996 in Case 94-E-0952 (Competitive Opportunities Regarding Electric Service). The FGEIS and this EAF discuss a number of environmental activities and changes that would be important to monitor during the transition to competition including:

             imported electricity from the midwest,
              SO2 and NOx emissions,

             retirement of Orange and Rockland power
               plants,

              in-state and out-of-state purchased
                generation,

              fuel mixture of generation,
              R&D related environmental impact,
              new electric and gas transmission line

                construction,

             acid precipitation in the Adirondacks and
               Catskills,

              mitigation of load pockets, and
              the operation of the CTC.

          The proposed environmental monitoring plan currently being developed by Staff will be organized around the major environmental impacts considered in the FGEIS and this EAF, including information necessary for analysis of any restructuring environmental impacts, confirmation of expected impacts and exposition of unexpected outcomes and their significance. Staff anticipates Orange and Rockland's cooperation in the development and implementation of this monitoring plan.

    VII.  Conclusions

          Staff has considered features of Orange and Rockland's territory and the proposed November 6 settlement agreement and has analyzed the potential impacts of that agreement on the environment. We have compared these likely impacts to those addressed in the FGEIS. Our analysis has been broadly framed and has looked at limiting cases in order to encompass any modifications to that agreement likely to be adopted by the Commission. In our analysis we have also considered issues raised by outside parties commenting on the Orange and Rockland EAF.

          We conclude that the Orange and Rockland restructuring plan would not result in significant new environmental impacts not considered in the FGEIS, nor would it result in impacts likely to be greater than those considered in the FGEIS. Therefore no SEIS is required under the provisions of SEQRA. Staff recommends that the Commission determine that no further SEQRA compliance is required with regard to the transitional restructuring plan for this company.

          Although no further SEQRA compliance is required the Commission should institute mechanism's for monitoring and, if indicated, mitigating some of the potential impacts of restructuring.

                                             ATTACHMENT
                                             Page 1 of 3

                        IMPACT OF POSSIBLE RATE DECREASES
                                 ON SALES GROWTH

          Several of the potential impacts of deregulation examined in the Final Generic Environmental Impact Statement (FGEIS) are a result of the increased sales that are expected to accompany deregulation. Rate reductions, which are a primary driver of the increased sales, are not considered explicitly in the FGEIS; rather it was assumed that, beginning in 1997, sales would increase by an additional 1% per year for 15 years. That is, if statewide growth without deregulation is 1.2% per year (as was assumed in the FGEIS evolving regulatory model), growth with deregulation would be 2.2%.

          In each of the restructuring cases, specific rate reductions are now being considered. Using price elasticity of demand, these proposed rate reductions now permit the calculation of an estimate of increased sales to be expected from restructuring.

          The following tables (developed by the Office of Regulatory Economics) consider both short-run elasticity (the increase in sales which occurs immediately after the rate reduction) and long-run elasticity (increases which occur in subsequent years). The first step in the calculation (Table F) is to determine the weighted average elasticities based on the elasticities for each sector (industrial, commercial and residential) and the fraction of the utility's load in each sector (sales weight). Also, the average price reduction per year is calculated based on the expected rate decrease for each sector and the sales weight.

          Five price reduction scenarios (A through E) are considered. Scenario A uses the price reductions from the March 25 Agreement; Scenario C uses maximum price reductions from the November 6 Settlement Agreement.

          Tables A through E then calculate the year by year increase in sales due to competition (short-run (SR Sales), long-run (LR Sales) and total), the cumulative change in sales, and the annual average rate of sales growth (Annual
Rate). Residential Delta (Res. Delta) is the possible residential rate reduction considered in the table; Percent Total Impact per Year (%TI/Yr) is the average price reduction per year from Table F; and Lambda is a parameter relating short-term and long-term elasticity. The end of the five year settlement period and the end of the 15 year modeling period are highlighted.

                                             ATTACHMENT
                                             Page 2 of 3

                  PRICE ELASTICITY IMPACT

                   ORANGE AND ROCKLAND

Sales ch = (price elasticity * % price ch) + lambda * (sales ch lag 1)

   A.   %Res Delt  %Tl/ Yr   Lambda   SR Elas.   LR Elas
             2.1      1.73     0.73      0.30      1.12

    Year  SR Sales  LR Sales  Total  Cumulative  Annu.Rate
    1998    0.526    0.000    0.526    0.526     0.53
    1999    0.526    0.383    0.909    1.436     0.72
    2000    0.000    0.662    0.662    2.098     0.69
    2001    0.000    0.482    0.482    2.579     0.64
    2002    0.000    0.351    0.351    2.930     0.58
    2003    0.000    0.255    0.255    3.185     0.52
    2004    0.000    0.186    0.186    3.371     0.47
    2005    0.000    0.135    0.135    3.506     0.43
    2006    0.000    0.098    0.098    3.604     0.39
    2007    0.000    0.072    0.072    3.675     0.36
    2008    0.000    0.052    0.052    3.728     0.33
    2009    0.000    0.038    0.038    3.765     0.31
    2010    0.000    0.028    0.028    3.793     0.29
    2011    0.000    0.020    0.020    3.813     0.27
    2012    0.000    0.015    0.015    3.828     0.25

   B.   %Res Delt  %Tl/ Yr   Lambda   SR Elas.   LR Elas
             4.0      2.53     0.73      0.30      1.12

    Year  SR Sales  LR Sales  Total  Cumulative Annu.Rate
    1998    0.770    0.000    0.770    0.770     0.77
    1999    0.770    0.560    1.330    2.100     1.04
    2000    0.000    0.968    0.968    3.069     1.01
    2001    0.000    0.705    0.705    3.773     0.93
    2002    0.000    0.513    0.513    4.286     0.84
    2003    0.000    0.373    0.373    4.659     0.76
    2004    0.000    0.272    0.272    4.931     0.69
    2005    0.000    0.198    0.198    5.128     0.63
    2006    0.000    0.144    0.144    5.272     0.57
    2007    0.000    0.105    0.105    5.377     0.53
    2008    0.000    0.076    0.076    5.453     0.48
    2009    0.000    0.055    0.055    5.509     0.45
    2010    0.000    0.040    0.040    5.549     0.42
    2011    0.000    0.029    0.029    5.578     0.39
    2012    0.000    0.021    0.021    5.600     0.36

   C.  %Res Delt  %Tl/ Yr   Lambda   SR Elas.  LR Elas

            5.0      2.95     0.73      0.30     1.12

    Year  SR Sales  LR Sales  Total  Cumulative Annu.Rate
    1998    0.898    0.000    0.898    0.898     0.90
    1999    0.898    0.653    1.551    2.448     1.22
    2000    0.000    1.129    1.129    3.577     1.18
    2001    0.000    0.821    0.821    4.398     1.08
    2002    0.000    0.598    0.598    4.996     0.98
    2003    0.000    0.435    0.435    5.431     0.89
    2004    0.000    0.317    0.317    5.747     0.80
    2005    0.000    0.230    0.230    5.978     0.73
    2006    0.000    0.168    0.168    6.145     0.66
    2007    0.000    0.122    0.122    6.267     0.61
    2008    0.000    0.089    0.089    6.356     0.56
    2009    0.000    0.065    0.065    6.421     0.52
    2010    0.000    0.047    0.047    6.468     0.48
    2011    0.000    0.034    0.034    6.502     0.45
    2012    0.000    0.025    0.025    6.527     0.42




                                             ATTACHMENT
                                             Page 3 of 3

                     ORANGE & ROCKLAND

Sales ch = (price elasticity * % price ch) + lambda * (sales ch lag 1)

   D.  %Res Delt  %Tl/ Yr   Lambda  SR Elas.   LR Elas
            8.0     4.19     0.73      0.30      1.12

    Year  SR Sales  LR Sales  Total  Cumulative Annu.Rate
    1998    1.277    0.000    1.277    1.277     1.28
    1999    1.277    0.929    2.206    3.483     1.73
    2000    0.000    1.606    1.606    5.089     1.67
    2001    0.000    1.168    1.168    6.257     1.53
    2002    0.000    0.850    0.850    7.107     1.38
    2003    0.000    0.619    0.619    7.726     1.25
    2004    0.000    0.450    0.450    8.177     1.13
    2005    0.000    0.328    0.328    8.504     1.03
    2006    0.000    0.239    0.239    8.743     0.94
    2007    0.000    0.174    0.174    8.916     0.86
    2008    0.000    0.126    0.126    9.043     0.79
    2009    0.000    0.092    0.092    9.135     0.73
    2010    0.000    0.067    0.067    9.201     0.68
    2011    0.000    0.049    0.049    9.250     0.63
    2012    0.000    0.035    0.035    9.286     0.59

   E.  %Res Delt  %Tl/ Yr   Lambda   SR Elas.  LR Elas
           10.0      5.01     0.73      0.30     1.12

    Year  SR Sales  LR Sales  Total  Cumulative Annu.Rate
    1998    1.527    0.000    1.527    1.527     1.53
    1999    1.527    1.112    2.639    4.166     2.06
    2000    0.000    1.920    1.920    6.087     1.99
    2001    0.000    1.398    1.398    7.484     1.82
    2002    0.000    1.017    1.017    8.501     1.65
    2003    0.000    0.740    0.740    9.241     1.48
    2004    0.000    0.539    0.539    9.780     1.34
    2005    0.000    0.392    0.392   10.172     1.22
    2006    0.000    0.285    0.285   10.457     1.11
    2007    0.000    0.208    0.208   10.665     1.02
    2008    0.000    0.151    0.151   10.816     0.94
    2009    0.000    0.110    0.110   10.926     0.87
    2010    0.000    0.080    0.080   11.006     0.81
    2011    0.000    0.058    0.058   11.064     0.75
    2012    0.000    0.042    0.042   11.107     0.70

   F.                     LARGE    SMALL     RES/    WGTED    PRICE
                            IND  IND/COM    OTHER      AVG    PER YR

         Sales Weight      0.14     0.49     0.37
         SR Price          0.43     0.31     0.25     0.30
         LR Price          1.28     1.17     0.99     1.12
         Price Red. A     12.00     2.10     2.10     3.49     1.73
         Price Red. B     12.00     4.00     4.00     5.12     2.53
         Price Red. C     12.00     5.00     5.00     5.98     2.95
         Price Red. D     12.00     8.00     8.00     8.56     4.19
         Price Red. E     12.00    10.00    10.00    10.28     5.01

         Lambda:                                     0.73